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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------
                                    FORM T-1

           STATEMENT OF ELIGIBILITY AND QUALIFICATION UNDER THE TRUST INDENTURE ACT OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

             CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A
                     TRUSTEE PURSUANT TO SECTION 305(b)(2)
                                                          ------
                                ---------------

                       U.S. TRUST COMPANY OF TEXAS, N.A.
              (Exact name of trustee as specified in its charter)

                                                      75-2353745
          (State of incorporation                 (I.R.S. employer
          if not a national bank)                identification no.)

        2001 Ross Avenue, Suite 2700                  75201-2936
               Dallas, Texas                          (Zip code)
           (Address of trustee's
         principal executive offices)

                               Compliance Officer
                       U.S. Trust Company of Texas, N.A.
                          2001 Ross Avenue, Suite 2700
                            Dallas, Texas 75201-2936
                                 (214) 754-1200
           (Name, address and telephone number of agent for service)

                                ---------------

                          Capstar Communications, Inc.
              (Exact name of obligor as specified in its charter)

                    Delaware                             13-3649750
          (State or other jurisdiction of             (I.R.S. employer
          incorporation or organization)             identification no.)

             600 Congress Ave, Suite 1400
                     Austin, Texas                          78701
       (Address of principal executive offices)           (Zip code)

                                ---------------


            12 5/8% Senior Subordinated Exchange Debentures Due 2006
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                                    GENERAL

1.   General Information.

     Furnish the following information as to the Trustee:

     (a) Name and address of each examining or supervising authority to which it is subject.

              Federal Reserve Bank of Dallas (11th District), Dallas, Texas
                     (Board of Governors of the Federal Reserve System)
              Federal Deposit Insurance Corporation, Dallas, Texas
              The Office of the Comptroller of the Currency, Dallas, Texas

     (b) Whether it is authorized to exercise corporate trust powers.

              The Trustee is authorized to exercise corporate trust powers.

2.   Affiliations with Obligor and Underwriters.

     If the obligor or any underwriter for the obligor is an affiliate of the Trustee, describe each such affiliation.

     None.

3.   Voting Securities of the Trustee.

     Furnish the following information as to each class of voting securities of the Trustee:

As of October 15, 1999
-------------------------------------------------------------------------------

                Col A.                                 Col B.
-------------------------------------------------------------------------------

            Title of Class                       Amount Outstanding
-------------------------------------------------------------------------------

Capital Stock - par value $100 per share            5,000 shares

4.   Trusteeships under Other Indentures.

     Capstar Broadcasting Partners, Inc. 12.75% Senior Discount Notes due 2009 Capstar Radio Broadcasting Partners, Inc. 9.25% Senior Subordinated Notes due 2007 Capstar Broadcasting Parnters, Inc. 12 5/8% Senior Subordinated Exchange Debentures due 2006


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5.   Interlocking Directorates and Similar Relationships with the Obligor or
     Underwriters.

     Not  Applicable

6.   Voting Securities of the Trustee Owned by the Obligor or its Officials.

     Not Applicable

7.   Voting Securities of the Trustee Owned by Underwriters or their Officials.

     Not Applicable

8.   Securities of the Obligor Owned or Held by the Trustee.

     Not Applicable

9.   Securities of Underwriters Owned or Held by the Trustee.

     Not Applicable

10. Ownership or Holdings by the Trustee of Voting Securities of Certain Affiliates or Security Holders of the Obligor.

     Not Applicable

11. Ownership or Holdings by the Trustee of any Securities of a Person Owning 50 Percent or More of the Voting Securities of the Obligor.

     Not Applicable

12.  Indebtedness of the Obligor to the Trustee.

     Not Applicable

13.  Defaults by the Obligor.

     Not Applicable

14.  Affiliations with the Underwriters.

     Not Applicable

15.  Foreign Trustee.

     Not Applicable


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16.  List of Exhibits.

     T-1.1 - A copy of the Articles of Association of U.S. Trust Company of Texas, N.A.; incorporated herein by reference to Exhibit T-1.1 filed with Form T-1 Statement, Registration No. 22-21897.

     T-1.2 - A copy of the certificate of authority of U.S. Trust Company of Texas, N.A. to commence business; incorporated herein by reference to Exhibit T-1.2 filed with Form T-1 Statement, Registration No. 22-21897.

     T-1.3 - A copy of the authorization of U.S. Trust Company of Texas, N.A. to exercise corporate trust powers; incorporated herein by reference to Exhibit T-1.3 filed with Form T-1 Statement, Registration No. 22-21897.

     T-1.4 - A copy of the By-laws of the U.S. Trust Company of Texas, N.A., as amended to date; incorporated herein by reference to Exhibit T-1.4 filed with Form T-1 Statement, Registration No. 22-21897.

     T-1.6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939.

     T-1.7 - A copy of the latest report of condition of the Trustee published pursuant to law or the requirements of its supervising or examining authority.


                                      NOTE

As of October 15, 1999, the Trustee had 5,000 shares of Capital Stock outstanding, all of which are owned by U.S. T.L.P.O. Corp. As of October 15, 1999, U.S. T.L.P.O. Corp. had 35 shares of Capital Stock outstanding, all of which are owned by U.S. Trust Corporation. U.S. Trust Corporation had outstanding 18,779,563 shares of $1 par value Common Stock as of October 15, 1999.

The term "Trustee" in Items 2, 5, 6, 7, 8, 9, 10 and 11 refers to each of U.S Trust Company of Texas, N.A., U.S. T.L.P.O. Corp. and U.S. Trust Corporation.

Inasmuch as this Form T-1 is filed prior to the ascertainment by the Trustee of all the facts on which to base responsive answers to Items 2, 5, 6, 7, 9, 10 and 11, the answers to said Items are based upon incomplete information. Items 2, 5, 6, 7, 9, 10 and 11 may, however, be considered correct unless amended by an amendment to this Form T-1.

In answering any items in this Statement of Eligibility and Qualification which relates to matters peculiarly within the knowledge of the obligors or their directors or officers, or an underwriter for the obligors, the Trustee has relied upon information furnished to it by the obligors and will rely on information to be furnished by the obligors or such underwriter, and the Trustee disclaims responsibility for the accuracy or completeness of such information.


                                 ---------------




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SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939 the Trustee, U.S Trust Company of Texas, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Dallas, and State of Texas on the 15th day of October, 1999.

                                              U.S. Trust Company of Texas, N.A.,
                                              Trustee



                                              By:  /s/ BILL BARBER
                                                   ----------------------------
                                                      Bill Barber
                                                      Vice President



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                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                                      DESCRIPTION
-------                                     -----------
T-1.1 -             A copy of the Articles of Association of U.S. Trust
                    Company of Texas, N.A.; incorporated herein by reference to
                    Exhibit T-1.1 filed with Form T-1 Statement, Registration
                    No. 22-21897.

T-1.2 -             A copy of the certificate of authority of U.S. Trust
                    Company of Texas, N.A. to commence business; incorporated herein by reference to Exhibit T-1.2 filed with Form T-1
                    Statement, Registration No. 22-21897.

T-1.3 - A copy of the authorization of U.S. Trust Company of Texas, N.A. to exercise corporate trust powers; incorporated herein by reference to Exhibit T-1.3 filed with Form T-1
                    Statement, Registration No. 22-21897.

T-1.4 -             A copy of the By-laws of the U.S. Trust Company of Texas,
                    N.A., as amended to date; incorporated herein by reference to Exhibit T-1.4 filed with Form T-1 Statement, Registration
                    No. 22-21897.

T-1.6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939.

T-1.7 - A copy of the latest report of condition of the Trustee published pursuant to law or the requirements of its supervising or examining authority.